Exhibit 99.2

NEWS RELEASE

News Release 2007-02		January 15, 2007

Queenstake Reports Fourth Quarter Production and Improved Cash Balance

Denver, Colorado — January 15, 2007 — Queenstake Resources Ltd. (TSX:QRL, AMEX:QEE) produced approximately 45,700 ounces of gold during the fourth quarter of 2006, including production from ore purchased from Newmont. The Company’s unaudited cash and cash equivalents at the end of 2006 was US$6.6 million, compared to US$5.5 million in cash and cash equivalents at the end of the third quarter of 2006.

Fourth quarter gold production was approximately 37,000 ounces from Queenstake’s Jerritt Canyon mined ore. The additional approximately 8,700 ounces of gold was produced from ore purchased as part of the ore purchase agreement with Newmont. Total gold production was essentially on track with the revised operating plan, which was implemented at the beginning of the fourth quarter. In addition, the Jerritt Canyon ore stockpile next to the mill increased by approximately 2,000 contained ounces of gold to total approximately 10,000 contained ounces at December 31, 2006.

For the full year 2006, Queenstake produced approximately 169,700 ounces of gold, with approximately 154,200 ounces from Jerritt Canyon mines and the remainder from ore purchased from Newmont.

The Jerritt Canyon mines demonstrated improved performance in the fourth quarter over the third quarter of 2006 by moving 226,354 total tons of ore and waste, in line with the revised operating plan. The fourth quarter mined ore grade of 0.31 ounce of gold per ton (opt) or 11 grams per tonne (gpt) was higher than the plan, largely due to the increase in the ore grade of the Mahala deposit at the Smith Mine. Ore tons mined during the fourth quarter were 182,119 tons, 13% more than in the third quarter of 2006 and within 3% of the operating plan.

During the fourth quarter, the Jerritt Canyon mill processed 253,945 tons, compared with 297,563 tons in the third quarter of 2006. Processed tons were lower than the operating plan as a result of blending and roaster testing of new types of ores received from Newmont and the impact of wet Jerritt Canyon mined ore due to winter conditions. A slightly lower recovery rate of 85.6% in the fourth quarter compared with 86.0% in the third quarter was somewhat offset by a higher mill throughput ore grade of 0.22 opt (8 gpt) compared with a 0.18 opt (6 gpt) throughput grade in the third quarter. The throughput grade is a weighted average of the higher grade of Jerritt Canyon mined ore and lower grade purchased ore.

At the end of the third quarter of 2006, the Company had recorded a US$6.2 million receivable from its insurer, a subsidiary of AIG, (the Insurer) based on the expected reimbursement of the costs of the new evaporation pond under its existing reclamation insurance policy. At the end of the fourth quarter, there was approximately US$8.0 million of trade payables incurred for the evaporation pond, which will be paid down using the Facility. Although the Company continues to expect reimbursement from the Insurer, the timing and receipt of such reimbursement is uncertain. (See today’s news release, “Queenstake Arranges Bridge Loan Financing”.)

The Company expects to report its complete financial and operating results for the fourth quarter and full year 2006 by the end of the first quarter of 2007. The Company is working on its 2007 operating plan and budget, incorporating the ongoing review of strategic alternatives, which the Company and its financial advisors Blackmont Capital, are currently engaged in.

Queenstake Resources Ltd. is a gold mining and exploration company based in Denver, Colorado.  Its principal asset is the wholly owned Jerritt Canyon gold operations in Nevada, which has produced over 7.5 million ounces of gold from open pit and underground mines since 1981. Current production at the property is from three underground mines.  The Jerritt Canyon District, which comprises 119 square miles (308 square kilometers) of geologically prospective ground controlled by Queenstake, represents one of the largest contiguous exploration properties in Nevada. In addition, Jerritt Canyon also has one of only three permitted roasting facilities in Nevada.

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For further information call:
Wendy Yang 303-297-1557 ext. 105
800-276-6070
Email — info@queenstake.com web — www.queenstake.com

Cautionary Statement — This news release contains “Forward-Looking Statements” within the meaning of applicable Canadian securities law requirements and Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) estimates of reimbursement and (ii) estimated closing.  Forward-looking statements are subject to risks, uncertainties and other factors, including gold and other commodity price volatility, operational risks, mine development, production and cost estimate risks and other risks which are described in the Company’s most recent Annual Information Form filed on SEDAR (www.sedar.com) and Annual Report on Form 40-F on file with the Securities and Exchange Commission (SEC; www.sec.gov) as well as the Company’s other regulatory filings. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.